BlackRock exempt solicitation 15.4.23

United States Securities and Exchange Commission Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION Pursuant to Rule 14a-103

Name of the Registrant: BlackRock Inc.

Name of person relying on exemption: Paul Rissman

Address of person relying on exemption:

Box 750, Monterey, MA 01245

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

BlackRock Inc.

Shareholder Proposal Item No. 6: Production of a Report on BlackRock’s

Ability to “Engineer Decarbonization in the Real Economy”

The Proponent, an individual investor, seeks your support for Item No. 6 on the BlackRock Inc. (“BLK” or “the Company”) 2023 proxy ballot. The resolved clause states:

Shareholders request the Board of Directors produce a report specifying whether and how BlackRock could improve its pension fund clients’ investment returns, by focusing its climate-related investment stewardship and proxy voting to “engineer decarbonization in the real economy,” mitigating BlackRock’s forecast cumulative loss in global output, due to unabated climate change, of nearly 25% in the next two decades, thereby improving financial returns to BlackRock shareholders.

We urge BLK investors to vote FOR Item No. 6 to protect shareholder value by holding the board accountable for managing material risks, stemming from the Company’s refusal to mitigate the long-term systemic effects of climate change on client portfolios.

Summary

•	Our Proposal is focused on BLK’s abdication of a duty of care to protect client portfolios from the systemic risk of climate change, as it has expressly declared that it does not “engineer decarbonization in the real economy.”
•	BlackRock recognizes that unabated climate change poses significant material risk to client portfolios, by extension impacting the Company’s financial performance.

•	BlackRock recognizes that client attitudes toward climate risk could pose a material threat to the Company’s financial performance.
•	BlackRock’s approach to reducing client exposure to climate risk is contrary to emerging best practice.
•	As a result, BlackRock has suffered client attrition and reputational damage, and is now facing an activist threat calling for the CEO’s resignation.
•	Shareholders can reduce their risk of exposure to BLK by holding the Board accountable for BLK’s flawed approach to the systemic risk of climate change.

Unabated Climate Change is a Severe Threat to Investment Portfolios

Climate change poses a massive systemic risk for the global economy and a systematic risk for investment portfolios. The world hit a record level of carbon emissions in 20221 and is projected to warm by 2.5-3°C by 2100.2 Estimates of climate-related losses include: 18% global GDP loss by 2050 under a business-as-usual case (Swiss Re)3; nearly 25% cumulative loss in global output in the next two decades if mitigation actions are not taken (BlackRock)4; 10% GDP loss by 2050 for temperature increases above 3°C (Vanguard)5; 15-20% cumulative reduction in GDP by 2100 and equities 10% permanently lower (Thinking Ahead Institute)6; over $200 billion in losses from stranded oil and gas infrastructure assets to be borne by U.S. fund investors;7 and a 13% decrease in European pension asset values if policies needed to limit warming to 2°C are delayed until 2030 (European Insurance and Occupational Pensions Authority Stress Test).8

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1 William Mathis, “Global CO2 Emissions Hit a Record Even as Europe’s Decline,” March 2, 2023. Available at https://www.bloomberg.com/news/articles/2023-03-02/global-co2-emissions-hit-record-in-2022-even-as-europe-s-dipped

2 Climate Action Tracker CAT Thermometer. Available at https://climateactiontracker.org/global/cat-thermometer/

3 Swiss Re Group, “World economy set to lose up to 18% GDP from climate change if no action taken, reveals Swiss Re Institute's stress-test analysis,” April 22, 2021. Available at

https://www.swissre.com/media/press-release/nr-20210422-economics-of-climate-change-risks.html

4 BlackRock Investment Institute, “Launching climate-aware asset class return expectations,” February 2021. Available at https://www.blackrock.com/corporate/literature/whitepaper/climate-aware-investing.pdf

5 Vanguard research, “The economics of climate change: Assessing the impact of global warming and the transition to ‘net zero’ on the economy,” April, 2022. Available at https://corporate.vanguard.com/content/dam/corp/research/pdf/the_economics_of_climate_change.pdf

6 Thinking Ahead Institute, “Pay now or pay later? Addressing climate change sooner rather than later is in the best interests of investors and their beneficiaries,” November 2022. Available at https://cdn.roxhillmedia.com/production/email/attachment/1090001_1100000/cb299e9d546ef327a6bd5a78de2c9474e0dd7434.pdf

7 Semieniuk, G., Holden, P.B., Mercure, JF. et al. Stranded fossil-fuel assets translate to major losses for investors in advanced economies. Nat. Clim. Chang. 12, 532–538 (2022). Figure 4. Available at https://www.nature.com/articles/s41558-022-01356-y.pdf

8 European Insurance and Occupational Pensions Authority, “Climate stress test for the occupational pensions sector 2022,” December 13, 2022. Available at https://www.eiopa.europa.eu/eiopas-first-iorps-climate-stress-test-shows-material-exposure-transition-risks-2022-12-13_en.

Asset owners, i.e. BlackRock’s potential customer base, recognize that climate change represents a systemic issue for their portfolios. For example, the U.N.-convened Net Zero Asset Owners Alliance (NZAOA), a member-led initiative of 85 pension and other funds with over $11 trillion in assets under management, acknowledges that climate change is “a systemic financial risk to portfolios” as well as an “existential risk to the[ir] fundamental businesses.”9

Asset owners are taking action to mitigate the systemic risk of climate change to their beneficiaries. The NZAOA is committed to transitioning members’ investment portfolios to net-zero greenhouse gas emissions by 2050, by emphasizing greenhouse gas (GHG) emissions reduction outcomes in the real economy.10 The Paris Aligned Asset Owners are another global group of 56 asset owners, with over $3.3 trillion in assets, which aims to achieve real economy emissions reductions in order to meet a target of net zero portfolio GHG emissions by 2050 or sooner.11 355 asset owners have joined Climate Action 100+, subscribing to a common engagement agenda that consists of seeking commitments from boards and senior management to take action to reduce greenhouse gas emissions across the value chain, consistent with the Paris Agreement’s goal of limiting global average temperature increase to well below two degrees Celsius above pre-industrial levels, aiming for 1.5 degrees.12 All of these groups have in common an aspiration to “engineer decarbonization in the real economy.”

A critical aspect of these asset owner efforts is assistance from the asset managers who act as their fiduciaries. The NZAOA’s “foundational”13 paper on “The Future of Investor Engagement” states:

As asset owners and members of the Alliance, one of the most important and impactful engagement opportunities we have is engaging our asset manager partners to support greater climate action…Asset managers choose the companies in our portfolios, conduct corporate engagements, cast votes on directors and climate resolutions on our behalf, and influence the business community through their own policy engagement and public discourse. They also typically have more staff, resources, and analytical insights for stewardship activities within their organisations than asset owners.14

As the world’s largest asset manager, BlackRock is among the firms most favorably positioned to assist clients in their stated goals of achieving real-world emissions reductions. Yet, the Company refuses to follow best practices in this regard, damaging client portfolios and, by extension, the returns of its own shareholders.

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9 https://www.unepfi.org/wordpress/wp-content/uploads/2023/03/NZAOA-Position-on-the-Oil-and-Gas-Sector.pdf

10 https://www.unepfi.org/wordpress/wp-content/uploads/2019/09/AOA_FAQ.pdf

11 https://www.parisalignedassetowners.org/commitment/

12 https://www.climateaction100.org/approach/the-three-asks/

13 https://www.unepfi.org/industries/net-zero-asset-owner-alliance-outlines-four-key-principles-for-evaluating-asset-managers-climate-policy-engagement/

14 https://www.unepfi.org/wordpress/wp-content/uploads/2022/03/NZAOA_The-future-of-investor-engagement.pdf

BlackRock Ignores Stewardship Best Practices

Despite admitting that “BlackRock’s approach to climate-related risk, and the opportunities presented by the energy transition, is based on our fundamental role as a fiduciary to our clients,” the Company goes on to say that “it is not our role to engineer a specific decarbonization outcome in the real economy.”15 BlackRock describes its stewardship on behalf of its clients in this way:

[W]e are interested in hearing from the companies in which our clients invest on the impact of climate change and the energy transition on their strategy and long-term business model. We engage on this topic because the way in which companies navigate material climate-related risks and adapt through the energy transition may have a direct financial impact on our clients’ investment outcomes and financial well-being.16

[W]e encourage companies to include in their disclosure a business plan for how they intend to deliver long-term financial performance through a transition to global net zero carbon emissions, consistent with their business model and sector.17

These statements make clear that BlackRock is engaging to learn from their investee companies as to whether their business plans are resilient in the face of the climate transition. Has the investee company assessed whether climate change is a threat to itself, and does it have a plan to mitigate that threat? BlackRock is in this way attempting to assess company-specific, or idiosyncratic risk to client portfolios, instead of “telling companies what to do.”18

It is all well and good to mitigate idiosyncratic risk, but this does very little for the vast majority of BlackRock’s clients, who happen to be well-diversified shareholders. This is because the simple process of diversification reduces idiosyncratic risk to a trivial level, illustrated by this chart:

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15 https://www.blackrock.com/corporate/literature/publication/blk-commentary-climate-risk-and-energy-transition.pdf

16 Id.

17 https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-engprinciples-global.pdf

18 https://www.blackrock.com/corporate/investor-relations/larry-fink-annual-chairmans-letter

Source: https://ealdrich.github.io/Teaching/Econ133/LectureNotes/portfolioOpt.html

The left side shows that as n, the number of assets in a portfolio increases, the correlation of asset returns declines, as does the weighting of each asset in the portfolio, driving the contribution of firm-specific volatility to overall portfolio volatility towards zero. In a real-world example, a typical global passive equities portfolio might be indexed to a popular benchmark such as the MSCI ACWI (All Country World Index). As of February, 2023 there were nearly 2900 stocks in the index, comprising a total market capitalization of over $58 trillion. But the median stock in terms of market capitalization, at $5.7 billion, was only 0.01% of the index. A shareholder with a $1 million portfolio invested according to the MSCI ACWI, who was exposed, through some company-specific blow-up, to a median market capitalization stock that stunningly declined by 50%, would lose $50, the price of lunch for two at a casual dining restaurant. Net worth would decline from $1 million to $999,950.

In the opinion of the proponent, who spent 19 years in the asset management industry and ultimately was responsible for $200 billion in assets under management, well-diversified investors just don’t care that much about idiosyncratic risk. Well-diversified investors do care about systematic risk, however, which is also known as non-diversifiable risk or market risk. The same chart illustrates that systematic risk, since it affects all assets, cannot be gotten rid of simply by increasing the diversification of the portfolio. The systemic risk of climate change is an important source of systematic risk in diversified portfolios. As the NZAOA affirms,

Asset owners should seek to work with asset manager partners who recognise that climate risk is not only a systemic financial risk to portfolios, but also an existential risk to the fundamental businesses of their asset owner clients. Thus, as a fiduciary acting in the best financial interest of those clients, support for greater climate action—including through thoughtful portfolio allocation and stewardship—is aligned with their duties and responsibilities. It is crucial that asset managers clearly acknowledge and act on this alignment (emphasis added).19

Systematic, non-diversifiable climate risk can only be mitigated through “engineering decarbonization in the real economy.”

Asset owners are developing best practices to guide them and their asset manager fiduciaries in their decarbonization efforts. The UN’s Principles for Responsible Investment group partnered with the World Bank to publish a recent report on the direction of stewardship.20 Among the predictions were that investors would focus on:

•	Proactive rather than reactive stewardship, where investors intervene to prevent a crisis or other harm to a company or an asset.
•	Actions and outcomes, rather than policies, systems and processes.
•	The use of the full range of formal rights available to investors (e.g., the ability to file resolutions, the use of class actions and the right to appoint directors to boards).

The NZAOA adds that “asset managers should also clearly communicate their [climate] expectations to all companies through their broader stewardship policies.”21

BlackRock has reversed course, or failed outright, on each count.

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19 https://www.unepfi.org/wordpress/wp-content/uploads/2023/03/NZAOA-Position-on-the-Oil-and-Gas-Sector.pdf

20 https://www.unpri.org/download?ac=18096

21 https://www.unepfi.org/wordpress/wp-content/uploads/2023/03/Aligning-Climate-Policy-Engagement-with-Net-Zero-Commitments.pdf

•	BlackRock does not file resolutions, and is a laggard in supporting climate resolutions that other shareholders file.[22]
•	BlackRock is a laggard in voting against board directors of the worst climate violators.[23]
•	BlackRock has reduced its advocacy for mitigating climate change.[24]

Tools that other asset managers use to assist their clients in mitigating climate-related systematic portfolio risk are considered off-limits by BlackRock. This is a source of material risk for BlackRock, as well as BlackRock’s shareholders.

Is BlackRock’s Climate Stance Beginning to Erode its Financial Results?

Client unhappiness with BlackRock’s approach to sustainability issues has been years in the making, but is accelerating. In 2016, the Seattle City Employees’ Retirement System (SCERS), with $339 million invested in a BlackRock index fund, placed the asset manager on a watch list due to its “reticence to oppose management, limited focus on environmental and social issues, inconsistency between their proxy voting record with their policies and public pronouncements and limited transparency on investment stewardship activities.”25 BlackRock wasn’t removed from the watch list until 2019, when SCERS was satisfied that the company had improved its stewardship practices.26 The same year, however, rumors flew that BlackRock had lost a $50 billion mandate from the Government Pension Investment Fund of Japan, the world’s largest. The Chief Investment Officer of the fund was quoted in an article that discussed the speculation, saying “[w]e evaluate how you control externalities caused by your portfolio companies’ business.”27 Client preference in this case was emphatically for “telling companies what to do.”

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22 https://www.ceres.org/resources/reports/hot-and-cold-how-asset-managers-voted-climate-related-shareholder-proposals-2022

23 https://www.majorityaction.us/climate-in-the-boardroom-2022

24 https://www.reuters.com/breakingviews/larry-fink-finds-way-dodge-esg-crosshairs-2023-03-15/

25 SCERS, Minutes, Board of Administration Meeting 4 (Dec. 8, 2016), https://www.seattle.gov/Documents/Departments/Retirement/Board/Minutes/Minutes_2016_12.pdf.

26 https://www.ai-cio.com/news/malinowski-esg-policy-changes-blackrock-improvement/

27 https://impactalpha.com/japanese-pension-fund-pushes-asset-managers-to-get-tougher-on-sustainability/

More recently the Sierra Club Foundation has put BlackRock subsidiary Aperio on a watch list due to BlackRock’s climate stance,28 and New York City Comptroller Brad Lander has threatened to withdraw funds from BlackRock if it did not get tougher with investee companies on climate.29 And Pensions & Investments reported that in 2022, BlackRock’s global institutional equity business had net terminations of $6.8 billion, attributable to the U.K.'s Universities Superannuation Scheme (USS), the country’s largest pension fund, switching to Legal & General Investment Management due to a new climate focus approach.30 The head of strategic equities at USS Investment Management said the organization will be “looking at how we can address systemic risks that may have a financial impact.…”31

Pension client dissatisfaction with BlackRock’s climate stewardship appears to be showing up in the Company’s financial results. BlackRock breaks out its institutional asset flows into Active and Index. Both categories are then broken out into Equity, Fixed Income, Multi-asset and Alternatives. In 2022 BLK had inflows into five of the eight categories. Among outflows, the greatest, at $5.4 billion, was from its Institutional Index Equity business, where one might expect client emphasis on stewardship to be greatest.32 In addition, while BlackRock has had issues with its climate stewardship around the world, its European business, which accounted for 29% of BlackRock’s 2022 revenue,33 may be most at risk due to European investors’ placing greater emphasis on sustainability topics.34 European revenue declined 15% 2022/2021, worse than any other region.35 And on a two-year basis, while revenue in every geographic area rose from 2020, Europe rose the least.36

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28 https://www.reuters.com/business/environment/sierra-club-warns-blackrock-it-may-pull-12-mln-over-climate-stance-letter-2022-05-24/

29 https://twitter.com/bradlander/status/1554146470126911493?s=21&t=w7YBaGhCWRg_cE4qMGbh5g; https://www.responsible-investor.com/ny-city-funds-will-need-to-start-asking-whether-to-pull-back-from- blackrock-over-climate/?utm_source=newsletter-daily&utm_medium=email&utm_campaign=ri-daily- subscriber&utm_content=02-08-2022.

30 https://www.pionline.com/interactive/blackrock-wins-13-billion-mandates-after-bumpy-2022

31 https://www.netzeroinvestor.net/news-and-views/institutional-investors-up-their-game-with-increasing-sophisticated-stewardship-strategies

32 2022 BlackRock 10-K, at 40. Stewardship takes prominence in index equities because a) equities carry voting rights, while other asset categories do not; b) passive investors cannot simply divest themselves of the stocks of underperforming companies, therefore their leverage comes predominantly from stewardship.

33 2022 BlackRock 10-K, Note 27.

34 https://www.thomsonreuters.com/en-us/posts/investigation-fraud-and-risk/esg-gap-widens/

35 2022 BlackRock 10-K, Note 27.

36 BlackRock has also lost business from being considered too “woke.” Suffice it to say that the damage in red states has been done; there is much more potential damage from the rest of the world ex-Texas and Florida.

BlackRock Also Faces the Potential for Litigation, and Governance Risk from a Serious Activist Challenge

While litigation around the fiduciary duty of care to mitigate climate risk has not yet reached BlackRock, it may be a looming threat. Climate-related fiduciary breach suits have been settled in Australia37 and are ongoing in the U.K.38 In the U.S., there is also potential for this type of litigation directed at asset managers who lag in their fiduciary approach to climate stewardship.39

Finally, BlackRock faces a serious activist threat from Bluebell Capital Partners,40 which is calling for CEO Larry Fink’s resignation. BlackRock’s climate stewardship has been implicated in this challenge. Bluebell’s Chief Investment Officer Giuseppe Bivona had this to say in a recent interview: “In our judgement BlackRock doesn’t live up to its standard of being a champion in ESG….when a company starts to alienate its own clients, it’s not a good fix for anybody, including the shareholder.”41

BlackRock recognizes the material risks stemming from its climate approach

BlackRock’s 2022 10-K includes in its material Risk Factors section a heading entitled “Climate-related risks could adversely affect BlackRock’s business, products, operations and clients, which may cause BlackRock’s AUM, revenue and earnings to decline.” Under this heading is the statement:

[d]iffering perspectives of stakeholders regarding climate impacts, have affected and may continue to affect BlackRock’s business activities and reputation, increase scrutiny and complicate compliance requirements, which could increase the Company’s costs. Climate-related physical and transition risks could also impact BlackRock’s business both directly and indirectly through adverse impacts to its clients’ investments, including as a result of declines in asset values, changes in client preferences, increased regulatory and compliance costs and significant business disruptions. Any of these risks may cause the Company’s AUM, revenue and earnings to decline.

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37 http://climatecasechart.com/non-us-case/mcveigh-v-retail-employees-superannuation-trust/

38 https://www.pensions-expert.com/DB-Derisking/Lecturers-USS-lawsuit-to-proceed-to-the-Court-of-Appeal

39 https://www.esginvestor.net/uss-and-vanguard-face-legal-threats-on-climate/

40 https://www.reuters.com/business/finance/audacious-blackrock-challenge-is-bluebells-david-vs-goliath-playbook-2022-12-08/

41 Episode 112: Beyond The Boardroom. What are Bluebell's plans for BlackRock? https://www.insightia.com/press/podcast/, at 3:00

BlackRock has already forecast significant “declines in asset values” for its clients’ investments. It recognizes this as a material risk to shareholder returns. Yet the Company does not follow best practices to reasonably attempt to mitigate this material risk.

To hold BlackRock Directors accountable for the Company’s fiduciary duty of care to mitigate material climate risk in client portfolios, thereby reducing material financial risk to BlackRock’s shareholders, I urge shareholders to vote “Yes” on Item No.6.